March 2, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On January 5, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Exceed Defined Risk Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on February 16, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. On the website for the Fund’s underlying index, the information in the performance tab does not clearly label the performance shown as being back tested; please label it clearly. On the factsheet, it should also be more clear which data presented has been back tested.

Response. Exceed Investments has temporarily removed the back tested information from the website until it can be revised to more clearly show which information is back tested.

Comment 2. The index methodology on the website does not provide enough detail for the Staff to confirm the back tested results shown. Please provide a copy of a white paper and the methodology in sufficient detail for the Staff to be able to confirm the information shown. The methodology also references “series”; please clarify to what this is a reference.

Response. Exceed Investments has temporarily removed the back tested information from the website until it has provided the more detailed methodology requested by the Staff.

Comment 3. In the table of contents, please correct the name of the Fund as both its current and prior name are shown.

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Response. The error noted only appears in the EDGAR version of the document. The Registrant will confirm that the document is converted correctly for the amendment.

Prospectus:

Fund Summary

Comment 4. Please provide the completed expense example at least a week prior to effectiveness.

Response. The Registrant provided the expense example in an email to you on February 27, 2017 and has provide the expense example below:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$722	$231	$130
3	$1,295	$987	$689
5	$1,894	$1,764	$1,274
10	$3,504	$3,801	$2,864

Comment 5. In “Principal Investment Strategies”, please define the index the first time it is used.

Response. The Registrant has revised the disclosure as follows:

Under normal circumstances, the Fund seeks to track the Nasdaq Exceed Defined Hedge Index (“EXHEDG Index”) by investing directly or indirectly in the components of the EXHEDG Index.

Comment 6. Please disclose if the index provider is an affiliate of the fund complex, adviser or portfolio manager and the extent of the affiliation. Was the Fund’s adviser involved in the creation of the index? Please confirm whether the Fund will pay a licensing fee to use the index.

Response. A portfolio manager of the Fund is also an owner and the CEO of Exceed Investments. Exceed Investments created the methodology for the index, but IDC, as the calculation agent, actually compiles the securities to be included in the index without further involvement from Exceed Investments. IDC also independently prices the index on a continuous basis during equity market hours. NASDAQ serves as the dissemination agent for the index.

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The adviser was not involved in the creation of the index. The Fund will not pay a licensing fee to use the index.

Comment 7. Please confirm whether the term “Exceed” in the Fund’s name is a reference to the index.

Response. The adviser has confirmed to the Registrant that “Exceed” in the Fund’s name is a reference to the index.

Comment 8. Please add disclosure regarding the index’s methodology including its component selection criteria, index weighting methodology, its rebalancing and reconstitution process (including frequency, how, and when changes are made), and the number of index constituents.

Response. The Registrant has added the following new disclosure:

Exceed Investments, LLC is the index provider for the EXHEDG Index. A portfolio manager of the Fund is also an owner and the Chief Executive Officer of the index provider. The EXHEDG Index has a fixed income component and equity component. The EXHEDG Index is generally weighted about 90% fixed income and 10% equity.

The fixed income component consists of domestic short to medium term (3 years or less), investment grade, fixed coupon, senior or subordinated corporate bonds with a typical maturity of 3 years or less and a par value of at least $250 million that are registered securities or restricted securities sold pursuant to Rule 144A of the Securities Act of 1933 with registration rights. The fixed income component is reconstituted and rebalanced on a monthly basis. There will typically be approximately 750 – 1250 fixed income securities in the EXHEDG Index. The fixed income securities are market value weighted within the portion of the EXHEDG Index allocated to the fixed income component.

The equity component consists of listed equity options. The equity component is reconstituted upon the expiration of the options included in the EXHEDG Index as of its last reconstitution This reconstitution occurs approximately quarterly. There will typically be approximately 10 – 50 equity options in the EXHEDG Index. Options selected for the equity component generally have a duration of approximately one year. The put options are selected to target a shielding of the first 10% loss of the S&P 500 as measured on the date of the most recent reconstitution The strike price of the option is calculated by multiplying the current price of the S&P 500 by 90% and using a single put option to equate to the calculated strike price. If a single put option does not have a strike price equal to the calculated strike price, the put with a strike price immediately above and the put with a strike price immediately below is used as a substitute. The call options are selected to target participation in the S&P 500 if the S&P 500 increases up to a maximum cap by selecting a long call whose strike price equals the current value of the S&P 500 and a short call whose strike price is above the current value of the S&P 500. If

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a single call option does not have a strike price of the needed value, the call with a strike price immediately above and the call with a strike price immediately below is used as a substitute. The call options will have a weighting of 1.5 relative to the put options. The put option weighting will be calculated by dividing the value of the expiring options included in the EXHEDG Index as of the last reconstitution by the value of the S&P 500 as of the same date.

Comment 9. In “Principal Investment Strategies”, please clarify in the fixed income disclosure the maturity and duration of the securities.

Response. The Registrant has revised the disclosure as shown in the response to Comment 8.

Comment 10. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 11. In “Principal Risks of Investing in the Fund”, if applicable, add representative sampling risk, optimization risk, enhanced indexing risk, tracking error risk, concentration risk, and passive investment risk.

Response. The Registrant has added sampling risk, tracking error risk, and passive investment risk. The other risks are not applicable.

Comment 12. In “Performance”, please add disclosure indicating that the Fund’s strategy changed.

Response. The Registrant has revised the disclosure as requested.

Comment 13. In the last sentence in the paragraph before the financial highlights, please update the name of the Fund and consider adding the renewal term of the advisory agreement.

Response. The Registrant has updated the name of the Fund. The Registrant has not included the renewal term of the advisory agreement as it is not required by Form N-1A and would be inconsistent with similar disclosure in the prospectus of other funds in the fund complex.

SAI:

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Comment 14. Please confirm that no additional revisions are necessary to the section “Additional Information About Investments And Risks” due to the change in principal strategies.

Response. The Registrant so confirms.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins